As filed with the Securities and Exchange Commission on January 20, 2015
Securities Act File No. 333-201219

U.S. SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM N-14

REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

Pre-Effective Amendment No. 1	Post-Effective Amendment No. ____

CENTRE FUNDS
(Exact Name of Registrant as Specified in Charter)

48 Wall Street, Suite 1100, New York, New York 10005
(Address of Registrant's Principal Executive Offices)

1-212-918-4705
 (Registrant's Telephone Number, Including Area Code)

James A. Abate, 48 Wall Street, Suite 1100, New York, New York 10005
 (Name and Address of Agent for Service)

Copies of all communications to:

Paul M. Miller, Esq.
Seward & Kissel LLP
901 K Street, N.W.
Washington, D.C. 20001

Approximate Date of Proposed Public Offering: As soon as practicable after this Registration Statement becomes effective.

The Registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to Section 8(a), may determine.

Title of Securities Being Registered: Investor Class Shares and Institutional Class Shares of beneficial interest, par value $0.001 per share, of each of the following series of the Registrant: Centre American Select Equity Fund, Centre Active U.S. Treasury Fund and Centre Active U.S. Tax Exempt Fund.

No filing fee is due because the Registrant is relying on Section 24(f) of the Investment Company Act of 1940, as amended, pursuant to which it has previously registered an indefinite number of securities.

EXPLANATORY NOTE

This Pre-Effective Amendment No. 1 to the Registration Statement on Form N-14 is being filed for the sole purpose of delaying the effectiveness of the Registrant's previously filed initial Registration Statement filed on Form N-14 (File No. 333-201219) on December 23, 2014. This Pre-Effective Amendment incorporates by reference the information contained in Parts A, B and C of the initial Registration Statement on Form N-14 (File No. 333-201219) under the Securities Act of 1933, as filed with the Commission on December 23, 2014.

SIGNATURES

As required by the Securities Act of 1933, this Registration Statement has been signed on behalf of the Registrant, in the City of New York and the State of New York on this 20th day of January, 2015.

CENTRE FUNDS

By:	/s/ James A. Abate
James A. Abate, President

As required by the Securities Act, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

/s/ James A. Abate	President, Secretary and Trustee	January 20, 2015
James A. Abate

/s/ Vu Phong Nguyen______	Treasurer	January 20, 2015
Vu Phong Nguyen

/s/ Dr. James L. Grant*	Trustee	January 20, 2015
Dr. James L. Grant

/s/ Dr. Aloke Ghosh*	Trustee	January 20, 2015
Dr. Aloke Ghosh

/s/ Joseph Marinaro*	Trustee	January 20, 2015
Joseph Marinaro

*By:  /s/ James A. Abate
             James A. Abate
             Attorney-in-Fact pursuant to the Powers of Attorney previously filed as exhibits.